[redacted]

08027513

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42051

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LIBERTY CAPITAL INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 SW 1st Avenue Suite #150
(No. and Street)

Portland (City) OR (State) 97201-5333 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary F. Purpura, President 503-225-9393
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beemer, Smith, Munro & Co., LLP
(Name – *if individual, state last, first, middle name*)

10135 SE Sunnyside Road, Suite 140 (Address) Clackamas (City) OR (State) 97015-5732 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
104

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary F. Purpura, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Capital Investment Corporation, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
LISA M DUCHESNEAU
NOTARY PUBLIC-OREGON
COMMISSION NO. 392877
MY COMMISSION EXPIRES JULY 1, 2009

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Liberty Capital Investment Corporation
FINANCIAL STATEMENTS
December 31, 2007

Page

Financial Statements

Supplemental Information

BSM
Beemer, Smith, Munro & Co., LLP
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Liberty Capital Investment Corporation

We have audited the accompanying statement of financial condition of Liberty Capital Investment Corporation (the Company) as of December 31, 2007, and the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Capital Investment Corporation at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental section at pages 12 through 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beemer, Smith, Munro & Co., LLP

Beemer, Smith, Munro & Co., LLP
February 20, 2008

10135 SE Sunnyside Road
Suite 140
Clackamas, OR 97015

www.bsmco.com

principa|alliance MEMBER

Phone: 503-656-6900
Toll Free: 866-341-2800
Fax: 503-656-6910

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OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: Liberty Capital Investment Corporation [13]

SEC FILE NO.: 8-42051 [14]

FIRM I.D. NO.: 25706 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1800 SW 1st Avenue Suite 150 [20]
(No. and Street)

Portland [21] OR [22] 97201 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/07 [24]

AND ENDING (MM/DD/YY): 12/31/07 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Gary F. Purpura [30]

(Area Code) — Telephone No.: 503-225-9393 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______ day of February 20 08

Manual signatures of:

1) ______
Principal Executive Officer or Managing Partner

2) ______
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Beemer, Smith, Munro & Co., LLP [70]

ADDRESS

10135 SE Sunnyside Rd #140 [71]	Clackamas [72]	OR [73]	97015 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

SEC 1696 (02-03) 2 of 16

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER LIBERTY CAPITAL INVESTMENT CORPORATION | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/07 [99]
SEC FILE NO. 8-42051 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 160,896	200			$ 160,896	750
2. Receivables from brokers or dealers:						
A. Clearance account	48,966	295				
B. Other	10,975	300	$	550	59,941	810
3. Receivable from non-customers	-0-	355		600	-0-	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	178,930	424				
E. Spot commodities		430			178,930	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440	--	610	--	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	-0-	490	14,153	680	14,153	920
11. Other assets	-0-	535	14,707	735	14,707	930
12. TOTAL ASSETS	$ 399,767	540	$ 28,860	740	$ 428,627	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER LIBERTY CAPITAL INVESTMENT CORPORATION as of 12/31/07

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 ▼13	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other ▼10		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	79,913	1205	-0-	1385	79,913	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211 ▼12		1390 ▼14		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders ▼9 $ [970]						
2. includes equity subordination (15c3-1(d)) of . . . $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 79,913	1230	$ -0-	1450	$ 79,913	1760

Ownership Equity		Total	
21. Sole Proprietorship		▼15 $	1770
22. Partnership (limited partners)	▼11 ($ [1020])		1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		18,634	1792
C. Additional paid-in capital		10,116	1793
D. Retained earnings		319,964	1794
E. Total		348,714	1795
F. Less capital stock in treasury		▼16 ( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 348,714	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 428,627	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER LIBERTY CAPITAL INVESTMENT CORPORATION

For the period (MMDDYY) from 01/01/07 [3932] to 12/31/07 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions		2,129	3938
c. All other securities commissions		334,339	3939
d. Total securities commissions		336,468	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		10,196	3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		359,269	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		439	3975
8. Other revenue		38,118	3995
9. Total revenue		$ 744,490	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		303,308	4120
11. Other employee compensation and benefits		191,378	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses			4195
15. Other expenses		200,494	4100
16. Total expenses		$ 695,180	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 49,310	4210
18. Provision for Federal income taxes (for parent only)		6,613	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4338		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 42,697	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ (3,896)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER LIBERTY CAPITAL INVESTMENT CORPORATION

For the period (MMDDYY) from 01/01/07 to 12/31/07

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 347,217	4240
A. Net income (loss)		42,697	4250
B. Additions (Includes non-conforming capital of	29 $ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])	41,200	4270
2. Balance, end of period (From item 1800)		$ 348,714	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

Liberty Capital Investment Corporation
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

NET CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 42,697
Noncash expenses, revenues, losses and gains included in net income:	
--Depreciation	2,173
--Unrealized (gain) loss on investments	(7,129)
--(Gain) loss on sale of investments	7,827
--(Gain) loss on sale of assets	--
(Increase) decrease in:	
--Mutual fund commission receivable	360
--First Southwest receivable	(8,374)
--Prepaid income tax	3,990
--Prepaid expenses	(646)
Increase (decrease) in:	
--Deferred taxes	(697)
--Accounts payable	1,502
--Accrued liabilities	11,324
--Accrued income tax	8,586
Net Cash Provided from Operating Activities	61,613
CASH FLOWS FROM INVESTING ACTIVITIES:	
Cash outflows for purchase of fixed assets	(5,208)
Cash outflows for purchase of investments	(23,089)
Proceeds from sale of investments	25,418
Net Cash Provided from Investing Activities	(2,879)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid	(41,200)
Proceeds from stock issuance	--
Net Cash Used in Financing Activities	(41,200)
Net Increase (Decrease) in Cash and Cash Equivalents	17,534
CASH AND CASH EQUIVALENTS, beginning of year	143,362
CASH AND CASH EQUIVALENTS, end of year	$ 160,896
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Income taxes	$ 973

LIBERTY CAPITAL INVESTMENT CORPORATION
Portland, Oregon

Notes to Financial Statements
December 31, 2007

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Liberty Capital Investment Corporation was incorporated on October 1, 1989 in Oregon. The Company is a broker-dealer registered with the SEC and is a member of the National Association of Securities Dealers (NASD).

Revenue Recognition

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investments

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Fixed Assets

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash includes cash on hand, cash in banks and cash equivalents. Cash equivalents include all highly liquid investment instruments purchased with a maturity of three months or less.

The Company uses the indirect method of reporting cash flows.

Deferred Income Taxes

Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities and differences in depreciation methods for book and tax, are recognized in different years for financial and tax reporting purposes.

Advertising

Advertising costs are generally charged to operations in the year incurred and totaled $900 in 2007.

Use of Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B: RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATION

Accounts receivable from brokers, dealers and clearing organization result from the Company's normal trading activities. The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

NOTE C: INVESTMENT SECURITIES

Marketable securities owned at December 31, 2007 consist of investment securities at quoted market values.

Readily marketable (allowable):	
Corporate stocks	$112,590
Stock and bond mutual funds	66,340
	$178,930

NOTE D: FIXED ASSETS

Fixed assets include property and equipment. Useful lives of equipment range from 5 to 10 years. At December 31, 2007, fixed assets consist of:

	2007
Furniture and fixtures	$ 21,811
Leasehold improvements	1,530
	23,341
Less: Accumulated depreciation	(9,188)
	$ 14,153

Depreciation expense was $2,173 for the year ended December 31, 2007.

NOTE E: CAPITAL STOCK

Capital stock at December 31, 2007 consists of:

20,000 shares of no par value common stock authorized, 10,300 issued and outstanding.	$ 18,634

NOTE F: INCOME TAXES

The components of the provision for corporate income tax are as follows:

	Current	Deferred	Total
Federal	$ 7,097	$(484)	$ 6,613
State and local	6,452	(213)	6,239
Total Provision	$13,549	$(697)	$12,852

Net deferred tax assets (liability) as of December 31, 2007 consist of the following:

	Assets	Liabilities	Total
Current:			
Federal	$ --	$ 1,069	$(1,069)
State	--	471	(471)
	--	1,540	(1,540)
Noncurrent:			
Federal	$ --	$ 1,902	$(1,902)
State	--	837	(837)
	--	2,739	(2,739)
Total	$ --	$ 4,279	$(4,279)

NOTE G: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $289,791, which was $284,463 in excess of its required net capital of $5,328. The Company's net capital ratio was .276 to 1.

NOTE H: RETIREMENT PLAN

The Company maintains a Savings Incentive Match Plan for Employees (SIMPLE-IRA) in which all employees receiving at least $5,000 during any prior year are eligible to participate. Employees can elect to defer up to $10,500 ($13,000 if age 50 or older). The company must match dollar-for-dollar the employee elective deferrals up to 3% of wages or contribute 2% of wages up to $4,500 for all employees. The contribution made for the year ended December 31, 2007 was $8,365.

NOTE I: STOCKHOLDERS' AGREEMENT

The stockholders of the Company have an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that a stockholder intending to dispose of an interest in the Company must first offer his stock to the other stockholders at a price determined in accordance with the agreement. Any shares not purchased by the remaining stockholders will be purchased by the Company. The agreement also provides that the other stockholders may redeem the shares owned by a stockholder upon death or disability.

NOTE J: LEASE COMMITMENTS

The Company entered into a lease agreement effective July 1, 2006 for lease of office space and parking. The agreement called for monthly payments of $3,375.00 for office space until July 1, 2007, when it increased to $3,476.25. The rent will be free for July and August 2008, increasing to $3,581.25 for September through June 2009. The rent for July and August 2009 will be free, increasing to $3,686.25 for September through June 2010. Rent for July and August 2010 will again be free, increasing to $3,789.75 for the remainder of the lease. Parking is at the current market rate, which is currently $164 per parking space. The agreement expires June 30, 2011.

The future lease commitments are summarized as follows:

Year	Lease Commitment
2008	$ 35,183
2009	36,233
2010	37,277
2011	22,739
	$131,432

Total rent expense including parking for 2007 was $42,379.

NOTE K: CONCENTRATIONS OF CREDIT RISK

The Company has cash and money market fund deposits at financial institutions in excess of the Federally insured limits. The amount at risk at December 31, 2007 is $79,992. The Company does business primarily in Portland, Oregon and surrounding metropolitan area.

NOTE L: STOCK PURCHASE AGREEMENT

During 2007, the Company hired a new stockbroker. As part of the employment agreement, the employee has the option to purchase 250 shares of the Company's stock on his first and second anniversary.

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER LIBERTY CAPITAL INVESTMENT CORPORATION as of 12/31/07

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	348,714	3480
2. Deduct ownership equity not allowable for Net Capital			19 (	)	3490
3. Total ownership equity qualified for Net Capital				348,714	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	348,714	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $	28,860	3540		
B. Secured demand note delinquency			3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges			3600		
D. Other deductions and/or charges			3610	(28,860)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			20 $	319,854	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$		3660		
B. Subordinated securities borrowings			3670		
C. Trading and investment securities:					
1. Exempted securities	18		3735		
2. Debt securities			3733		
3. Options			3730		
4. Other securities		28,439	3734		
D. Undue Concentration		1,624	3650		
E. Other (List)			3736	(30,063)	3740
10. Net Capital			$	289,791	3750

30

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER LIBERTY CAPITAL INVESTMENT CORPORATION as of 12/31/07

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required ($6\frac{2}{3}$% of line 19)	$	5,328	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,328	3760
14. Excess net capital (line 10 less 13)	$	284,463	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	22 $	281,800	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	79,913	3790
17. Add:						
A. Drafts for immediate credit	21 $		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	79,913	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	27.6	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. $6\frac{2}{3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER LIBERTY CAPITAL INVESTMENT CORPORATION as of 12/31/07

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
   B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
   C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 First Southwest Company 8-001523 [4335] .... [4570]
   D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

Liberty Capital Investment Corporation
Reconciliation of the Computation of Net Capital Under Rule 15c3-1
As of December 31, 2007

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2007)

Total ownership equity from statement of Financial Condition, as reported in Company's Part II FOCUS report (Unaudited)	$ 348,309
Change in cash	100,347
Change in receivables from brokers or dealers	10,975
Change in receivables from non-customers	(10,975)
Change in market value of other securities	(100,393)
Change in cost of investments not readily marketable	--
Change in other assets	(3,546)
Change in fixed assets and accumulated depreciation (non-allowable assets)	2,517
Change in accounts payable, accrued liabilities, expenses and other	1,480
Total ownership equity per audit	$ 348,714

Net capital, as reported in Company's Part II FOCUS report (Unaudited)	$ 290,845
Audit adjustments to decrease accrued expenses	(1,480)
(Increase) decrease in non-allowable assets	1,029
(Increase) decrease in haircuts on securities	864
Undue concentration haircut	(1,624)
Other audit adjustments - net	157
Net capital per audit	$ 289,791

BSM
Beemer, Smith, Munro & Co., LLP
Certified Public Accountants and Business Advisors

The Board of Directors
Liberty Capital Investment Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Liberty Capital Investment Corporation (the Company), as of and for the year ended December 31, 2007, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

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objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Beemer, Smith, Munro & Co., LLP

Beemer, Smith, Munro & Co., LLP
February 20, 2008

END